September 9, 2025

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.,
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People   s Republic of China, 361021

       Re: EPWK Holdings Ltd.
           Draft Registration Statement on Form F-1
           Submitted August 22, 2025
           CIK No. 0001900720
Dear Guohua Huang:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 22, 2025
Cover Page

1. We note that you have included an "assumed initial public offering price" of the Units and state that the price per Unit will be fixed for the duration of the offering. If the
       "assumed" price may differ from the actual price at which the Units will be sold, please explain how the offering price will be determined. Refer to Item
       501(b)(3) of Regulation S-K and the instructions thereto.
2. Please revise here and in the "Description of Securities We Are Offering" section to describe in detail the formula for or method of determining the number of Class A
       Ordinary Shares to be issued upon exercise of the Warrants under each of the
       "cashless exercise" and "zero exercise price" provisions. In this regard, you refer to
 September 9, 2025
Page 2

       but do not disclose "the formula set forth in the Warrants" for the cashless exercise provision, and it is unclear how you have calculated 100,000,000 shares as the maximum issuable pursuant to the Warrants using the zero exercise price provision.
       Your statement that "[u]nder the zero exercise price option, the holder of the
       Warrants, has the right to receive the number of Class A Ordinary Shares as set forth in the applicable Warrant" does not provide sufficient detail. Explain how and when the bracketed exercise price of the Warrants will be determined, and describe any circumstances, aside from the holders' election to use the zero exercise price provision, under which the exercise price of the Warrants may be reset or vary.
3. Refer to your statement that you "do not expect to receive any proceeds from the zero exercise price option of the Warrants because it is highly unlikely..." Please revise this statement to clearly state, if true, that you do not expect to receive proceeds from the exercise of the Warrants overall, rather than specifically "from the zero exercise price option" of the Warrants. Similarly, where you state that the net proceeds of the offering assume "none of the Warrants issued in this offering are exercised" at pages
       31 and 76, please explain that even if the Warrants are exercised, you are unlikely to receive any cash proceeds because it is highly unlikely that the warrant holder would elect to pay an exercise price when they could choose to utilize the zero exercise price provision and receive more shares than they otherwise would.
Risk Factors
Risks Relating to this Offering and Our Ordinary Shares
If the holders of the Warrants elect to exercise such Warrants using the zero exercise price..., page 65

4. Please revise to state more clearly that the offering is likely to result in "substantial dilution," given the likelihood that holders will utilize the zero exercise price option of the Warrants. Highlight the volume of shares you are seeking to register, including shares underlying the warrants assuming conversion at the zero exercise price, alone and as a percentage of your currently outstanding Class A Ordinary Shares. Elaborate on potential impacts that dilution from the offering may have to your trading price and listing status, and specifically address how it may impact your ability to regain compliance with Nasdaq's minimum bid price requirement.
Plan of Distribution, page 172

5. Your disclosure that you "intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing" appears inconsistent with disclosure on the cover page that you "will have one closing for all the securities purchased in this offering" and that the offering "will terminate upon the completion of a single closing, which is expected to occur on..." Please reconcile or advise.
General

6. We note from your current report on Form 6-K filed August 26, 2025 that you are seeking shareholder approval of an increase in authorized Class A and Class B
       Ordinary Shares, as well as a share consolidation with a ratio between 1:2 and 1:100.
       Please disclose these developments and your plans for a reverse stock split where
 September 9, 2025
Page 3

       appropriate throughout the registration statement, including the proposed ratio, if known. Explain whether, and if so how, a reverse stock split will impact the terms of the Warrants (e.g., exercise price, number of Class A Ordinary Shares issuable upon exercise, etc.).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Benjamin Yao